EXHIBIT 99.1



Aracruz Celulose S.A.
Consolidated Financial Statements at
December 31, 2001 and 2002 and
Report of Independent Accountants

Report of Independent Accountants


To the Board of Directors and Stockholders of Aracruz Celulose S.A.



In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2001 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers                                      /s/ Vitoria, Brazil
Auditores Independentes                                       January 10, 2003

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

------------------------------------------------------------------------------------------------------------------------------------



                                                      December 31,                                                      December 31,
                                        --------------------------                                          ------------------------
                                                                       Liabilities
Assets                                       2001             2002       and stockholders' equity                2001           2002
                                        ---------        ---------                                          ---------      ---------
Current assets                                                       Current liabilities
  Cash and cash equivalents                20,125          25,474      Suppliers                               57,656         45,902
  Debt securities available-for-sale      405,493         248,455      Payroll and related charges             10,242          7,426
  Accounts receivable, net                                             Income and other taxes                  31,096          2,054
    Related party                           3,520           2,781      Current portion of long-term debt
    Other                                  89,208         130,308        Related party                         47,180         47,281
  Inventories, net                         69,685          81,553        Other                                143,815        120,033
  Deferred income tax, net                  3,439           8,653      Short-term borrowings - export         120,052         10,811
                                                                       financing and other
  Recoverable income and
    other taxes                            46,744          25,985      Accrued finance charges                14,808           4,555
  Prepaid expenses and other
    current assets                          2,603           1,207      Other accruals                            431             442
                                        ---------       ---------                                          ---------       ---------

                                          640,817         524,416                                            425,280         238,504
                                        ---------       ----------                                         ---------       ---------

Property, plant and equipment, net      1,913,191        2,000,071   Long-term liabilities
                                        ---------        ---------     Long-term debt
                                                                         Related party                       232,600         214,772
Investment in affiliated company           80,893           87,107       Other                               304,583         396,319
                                        ---------        ---------     Tax assessments and litigation
                                                                         contingencies                        70,662          65,620
                                                                       Suppliers                               4,699          20,113
Other assets                                                           Other                                   2,324           2,668
                                                                                                           ---------       ---------
  Advances to suppliers                    20,198           28,229
    Deposits for tax assessments           15,669           10,605                                           614,868         699,492
                                                                                                           ---------       ---------
    Deferred income tax, net                8,611              361
    Recoverable income and other taxes     89,944           45,170
    Other                                   8,874            2,855     Commitments and contingencies (Note 16)
                                       ----------         --------
                                         143,296            87,220
                                       ----------         --------
                                                                       Minority interest                        319              255
                                                                                                          ----------      ----------

Aracruz Celulose S.A.

Consolidated Balance Sheets
Expressed in thousands of United States dollars
(Except number of shares)

(Continued)

------------------------------------------------------------------------------------------------------------------------------------

                                                                       Stockholders' equity
                                                                       Share capital - no-par-value
                                                                       shares authorized and issued
                                                                         Preferred stock
                                                                           Class A - 2001 - 40.479.797
                                                                             shares; 2002 - 40,326,290
                                                                             shares                           33,087         32,990
                                                                           Class B - 2001 - 582,049,217
                                                                             shares; 2002 - 536,837,131
                                                                             shares                          581,409        581,506
                                                                         Common stock - 2001 and 2002 -
                                                                             455,390,699 shares              297,265        297,265
                                                                         Treasury stock
                                                                           Class A preferred stock -
                                                                             2001-33,301 shares;
                                                                             Class B preferred stock -
                                                                             2001 - 45,330,292 shares,
                                                                             2002 - 1,374,000 shares;
                                                                             and Common stock - 2001
                                                                             and 2002- 483,114 shares        (57,807)        (2,285)
                                                                                                           ----------      ---------

                                                                           Total share capital               853,954        909,476

                                                                         Other cumulative comprehensive
                                                                         income
                                                                           Net unrealized gain on
                                                                           available-for-sale
                                                                           securities                         10,920
                                                                         Appropriated retained earnings      295,106        117,173
                                                                         Unappropriated retained earnings    577,750        733,914
                                                                                                          ----------     ----------

                                                                                                           1,737,730      1,760,563
------------  --------------                                                                              ----------     ----------
  2,778,197       2,698,814                                                                                2,778,197      2,698,814
============  ==============                                                                              ==========     ==========

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statement of Income
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

---------------------------------------------------------------------------------------------------------------


                                                                                 Year ended December 31,
                                                    -----------------------------------------------------

                                                            2000               2001             2002
                                                    ----------------- ------------------ ----------------
                                                    (Reclassified)

Operating revenues
  Sales of eucalyptus pulp
    Domestic                                              43,601             23,579           17,126
    Export                                               800,634            583,365          700,622
                                                    ------------          ----------       ---------

                                                         844,235            606,944          717,748
  Sales taxes and other deductions                       (63,240)           (32,589)         (48,765)
                                                    ------------          ----------       ---------

  Net operating revenues                                 780,995            574,355          668,983

                                                    ------------          ----------       ---------

Operating costs and expenses
  Cost of sales                                          412,313            420,606          468,875
  Selling                                                 21,492             23,253           28,242
  Administrative                                          22,454             22,012           22,302
  Provision for loss on ICMS credit                                          10,754           45,093
  Other, net                                              11,978             14,807            8,968
                                                    ------------          ----------       ---------

                                                         468,237            491,432          573,480
                                                    ------------          ----------       ---------

Operating income                                         312,758             82,923           95,503
                                                    ------------          ----------       ---------
Non-operating (income) expenses
  Equity in results of affiliated company                  1,313             (1,195)          (6,076)
  Financial income                                       (64,849)           (54,749)         (61,611)
  Financial expenses                                     101,461             70,215           82,014
  Loss (gain) on currency remeasurement, net              (8,812)            18,029          (14,888)
  Other, net                                                (120)              (171)            (212)
                                                    ------------          ----------       ---------

                                                          28,993             32,129             (773)
                                                    ------------          ----------       ---------


Income before income taxes and minority interest         283,765             50,794           96,276
                                                    ------------          ----------       ---------

Income tax expense (benefit)
  Current                                                 40,461             35,722          (23,988)
  Deferred                                                41,604             (2,992)           8,415
                                                    ------------          ----------       ---------

                                                          82,065             32,730          (15,573)
                                                    ------------          ----------       ---------

Minority interest in losses of subsidiary                     11                 43               64
                                                    ------------          ----------       ---------

Net income for the year                                  201,711             18,107          111,913
                                                    ============          ==========       =========

Aracruz Celulose S.A.

Consolidated Statements of Income
Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)                      (Continued)

---------------------------------------------------------------------------------------------------------



                                                                                 Year ended December 31,
                                                    -----------------------------------------------------

                                                            2000               2001             2002
                                                    ----------------- ------------------ ----------------
                                                    (Reclassified)
Basic and diluted earnings per share
    Class A preferred stock                              0.20                 0.05               0.11
    Class B preferred stock                              0.20                 0.02               0.11
    Common stock                                         0.18                 0.01               0.10

Weighted-average number of shares
 Outstanding  (thousands)

    Class A preferred stock                            40,903                40,651            40,395
    Class B preferred stock                           552,889               536,512           536,768
    Common stock                                      454,908               454,908           454,908


The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

-----------------------------------------------------------------------------------------------------------


                                                                                        Year ended December 31,
                                                           -----------------------------------------------------

                                                                   2000               2001             2002
                                                           ----------------- ------------------ ----------------
Cash flows from operating activities
  Net income for the year                                        201,711             18,107          111,913
  Adjustments to reconcile net income to cash
     provided by operating activities:
     Non-cash items
         Depreciation and depletion                              167,960            162,567          171,527
         Equity in results of affiliated company                   1,313             (1,195)          (6,076)
         Deferred income tax                                      41,604             (2,992)           8,415
         Loss (gain) on currency remeasurement                    (8,812)            18,029          (14,888)
         Loss on sale of equipment                                 1,643              8,883            1,077
         Other                                                                                        (1,346)
     Decrease (increase) in assets
         Accounts receivable, net                                (11,226)            (5,122)         (50,557)
         Inventories, net                                        (11,337)            13,552          (11,868)
         Interest receivable on debt securities                  (36,398)             4,792           54,817
         Recoverable income taxes                                 (1,047)           (27,025)          10,246
         Other                                                      (890)             5,019            6,708
     Increase (decrease) in liabilities
         Suppliers                                                 7,788             27,977           10,437
         Payroll and related charges                               3,458               (353)          (1,537)
         Income and other taxes and litigation
            contingencies                                         45,323             31,382            (3,751)
         Accrued finance charges                                  (8,381)             5,825            (9,927)
         Other                                                       407                714             1,061
                                                           ----------------   ----------------   ----------------

    Net cash provided by operating activities                    393,116            260,160           276,251
                                                           ----------------   ----------------   ----------------

Cash flows from investing activities
  Debt securities                                                (96,165)           (92,279)           27,927
  Proceeds from sale of equipment                                    677                392             1,199
  Acquisition of companies                                      (101,215)            (5,137)
  Additions to property, plant and equipment                    (118,152)          (416,353)         (260,658)
                                                         ----------------   ----------------   ----------------

   Net cash provided by (used in) investing activities          (314,855)          (513,377)         (231,532)
                                                           ----------------   ----------------   ----------------

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

-----------------------------------------------------------------------------------------------------------





                                                                                        Year ended December 31,
                                                           -----------------------------------------------------

                                                                   2000             2001             2002
                                                           ----------------- ------------------ ----------------

Cash flows from financing activities
  Short-term debt, net                                         57,134            (15,224)           (78,789)
  Long-term debt
     Issuances
        Related parties                                                          160,889            112,199
        Other                                                                    280,374            250,000
       Repayments
        Related parties                                       (62,699)           (53,214)           (43,309)
        Other                                                (289,085)           (54,945)          (203,756)
  Bank deposits, as compensating balances                       2,589
  Treasury stock acquired                                     (22,718)                               (2,175)
  Dividends paid                                              (57,963)           (63,169)           (73,765)
                                                           -----------         ----------          ---------

  Net cash provided by (used in) financing
     activities                                              (372,742)           254,711             (39,595)
                                                          -----------          ---------           ----------

Effect of changes in exchange rates on cash and
  cash equivalents                                                (18)               540                 225
                                                          -----------          ---------           ---------

Increase (decrease) in cash and cash equivalents             (294,499)             2,034               5,349

Cash and cash equivalents, beginning of year                  312,590             18,091              20,125
                                                          -----------          ---------           ---------

Cash and cash equivalents, end of year                         18,091             20,125              25,474
                                                          ===========          =========           =========

Supplementary cash flow information
  Financial charges paid                                       69,303             49,258             60,412
                                                          ===========          =========           ========

  Income taxes paid, including escrow deposits
    for tax assessments                                            20                 66                140
                                                          ===========          =========           ========

    Withholding income tax on financial income                 25,825             34,020              1,404
                                                          ===========         ==========           ========


The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)

------------------------------------------------------------------------------------------------------------



                                                                                                             Year ended December 31,
                                       ---------------------------------------------------------------------------------------------

                                                             2000                            2001                               2002
                                       --------------------------    ----------------------------    -------------------------------

                                          Shares         U.S.$           Shares              U.S.$            Shares           U.S.$
                                       -----------    -----------    -------------  --------------   ---------------  --------------
Share Capital
  Preferred stock - Class A
    Balance, January 1                 40,941,849        33,465         40,929,550          33,455         40,479,797        33,087
    Treasury stock cancelled                                                                                  (35,301)
    Conversion to Class B stock           (12,299)          (10)         (449,753)            (368)          (118,206)          (97)
                                      -----------   ------------    -------------      ------------     -------------   ------------

    Balance, December 31               40,929,550        33,455        40,479,797           33,087         40,326,290        32,990
                                      -----------   -----------    --------------      ------------     -------------   ------------

  Preferred stock  - Class B
    Balance, January 1                581,587,165       581,031       581,599,464           581,041       582,049,217       581,409
    Treasury stock cancelled                                                                              (45,330,292)
    Conversion from Class A stock          12,299            10           449,753               368           118,206            97
                                      -----------   -----------    --------------      ------------    --------------   ------------

     Balance, December 31             581,599,464       581,041       582,049,217           581,409       536,837,131       581,506
                                      -----------   -----------    --------------      ------------    --------------   ------------

  Common stock
     Balance, January 1 and
     December 31                      455,390,699       297,265       455,390,699           297,265       455,390,699       297,265
                                      -----------   -----------    --------------      ------------    --------------   ------------

  Treasury stock
     Balance, January 1               (28,753,707)      (35,089)      (45,848,707)         (57,807)      (45,848,707)       (57,807)
     Treasury stock cancelled                                                                             45,365,593         57,697
     Treasury stock acquired          (17,095,000)      (22,718)                                          (1,374,000)        (2,175)
                                      -----------   -----------    --------------     -------------   ----------------   -----------

     Balance, December 31             (45,848,707)      (57,807)      (45,848,707)         (57,807)       (1,857,114)        (2,285)
                                      -----------   -----------    --------------     -------------   ----------------   -----------

Total share capital                 1,032,071,006       853,954     1,032,071,006           853,954    1,030,697,006        909,476
                                    -------------   -----------    --------------     -------------   ----------------   -----------

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)                      (Continued)

------------------------------------------------------------------------------------------------------------------------------------


                                                                                                             Year ended December 31,
                                       ---------------------------------------------------------------------------------------------

                                                             2000                            2001                               2002
                                       --------------------------    ----------------------------    -------------------------------

                                          Shares         U.S.$           Shares              U.S.$            Shares           U.S.$
                                       -----------    -----------    -------------  --------------   ---------------  --------------
Balance brought forward              1,032,071,006       853,954      1,032,071,006      853,954      1,030,697,006         909,476
                                     -------------    ----------     --------------  -------------    -------------    -------------

Net unrealized gain on
  available-for-sale securities
  Balance, January 1                                         514                           1,095                             10,920
  Unrealized gain (loss) on
    available-for-sale securities,
    net of reclassification adjustments                      988                          14,664                            (16,299)
  Tax effect on above                                       (407)                         (4,839)                             5,379
                                                      -----------                   --------------                     -------------


  Balance December 31,                                     1,095                          10,920
                                                      -----------                   --------------                     -------------

Appropriated retained earnings
  Unrealized income reserve
  Balance, January 1                                       9,016
  Transfer from (to) unappropriated
    retained earnings                                     (9,016)
                                                      -----------                   --------------                     -------------

  Balance, December 31                                -----------                   --------------                     -------------

Investments reserve
  Balance, January 1                                     143,917                          282,475                           242,121
  Treasury stock cancelled                                                                                                  (57,697)
  Transfer from (to) unappropriated
    retained earnings                                    138,558                          (40,354)                         (102,904)
                                                      -----------                   --------------                     -------------

       Balance, December 31                              282,475                          242,121                            81,520
                                                      -----------                   --------------                     -------------

Legal reserve
  Balance, January 1                                      50,492                           57,775                            52,985
  Transfer from (to) unappropriated
    retained earnings                                      7,283                           (4,790)                          (17,332)
                                                      -----------                   --------------                     -------------

  Balance, December 31                                    57,775                           52,985                            35,653
                                                      -----------                   --------------                     -------------

  Total appropriated retained
    earnings                                             340,250                          295,106                           117,173
                                                      -----------                   --------------                     -------------

  Balance carried forward         1,032,071,006        1,195,299      1,032,071,006     1,159,980     1,030,697,006       1,026,649
                                  -------------      ------------     -------------  -------------    -------------     ------------

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts)                      (Continued)

------------------------------------------------------------------------------------------------------------------------------------





                                                                                                             Year ended December 31,
                                       ---------------------------------------------------------------------------------------------

                                                             2000                            2001                               2002
                                       --------------------------    ----------------------------    -------------------------------

                                          Shares         U.S.$           Shares              U.S.$            Shares           U.S.$
                                       -----------    -----------    -------------  --------------   ---------------  --------------
  Balance brought forward         1,032,071,006        1,195,299      1,032,071,006    1,159,980     1,030,697,006       1,026,649
                                  -------------      ------------     -------------  -------------    -------------     ------------
Unappropriated retained
 earnings
  Balance, January 1                                     572,701                         577,822                           577,750
  Net income for the year                                201,711                          18,107                           111,913
  Cash dividends (per share:
    2000 - U.S.$ 0.06 to Class A
    preferred stock and U.S.$ 0.05
    to both Class B preferred and
    common stock; 2001 - U.S.$ 0.06
    to Class A preferred stock and
    U.S.$ 0.06 to both Class B
    preferred and common stock;
    2002 - U.S.$ 0.08 to both
    Class A preferred and Class B
    preferred stock and U.S.$ 0.07
    to common stock)                                     (59,765)                        (63,323)                          (75,985)
 Transfer from (to) reserves                            (136,825)                         45,144                           120,236
                                                     ------------                    ------------                       -----------

  Balance, December 31                                   577,822                         577,750                           733,914
                                                     ------------                    -------------                       -----------

Total stockholders' equity        1,032,071,006        1,773,121      1,032,071,006    1,737,730     1,030,697,006       1,760,563
                                  =============      ===========      =============   ==========     ===============    ===========

Comprehensive income is
  comprised as follows:
     Net income for the year                             201,711                          18,107                           111,913
     Net unrealized gain on
       available-for-sale securities
       Increase(decrease)in the
       unrealized gain arising                               581                           9,825                           (10,920)
during the year, net of tax

                                                     -----------                       ---------                        ----------

                                                             581                           9,825                           (10,920)
                                                     -----------                       ---------                        ----------

       Total comprehensive income                        202,292                          27,932                           100,993
                                                    ============                     ===========                        ==========

The accompanying notes are an integral part of these consolidated financial statements.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     --------------------------------------------------------------------------


1    Summary of significant accounting policies

     The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a)  Basis of presentation

     The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

     During the first quarter of 2001, in an effort to improve its reporting practices, the Company changed its policy regarding the classification of freight costs in the statement of income. As a result of this change, oceanic freight charges, which had previously been classified as a reduction of export sales of eucalyptus pulp, and other freight charges, which had previously been classified as selling expenses, are classified as component of cost of sales. Additionally, management identified certain administrative expenses that it believes are indirectly related to the production process and, beginning January 1, 2001, these costs are classified as a component of cost of sales. Prior year amounts have been restated to conform to the current year's presentation.

     The Company has reported in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards N(0) 52 - "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as the Company's functional currency as this has been, and remains in their opinion, the currency in which it principally operates as well as being the Company's primary unit of

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     economic measure. Accordingly, the Company's management has concluded that the Company's functional currency is and will continue to be the U.S. dollar.

     Gains and losses resulting from the remeasurement of the financial statements, as well as those resulting from foreign currency transactions, have been recognized in the statements of income. The impact of the devaluation of the Real on the Company's monetary assets and liabilities in 2002 was a net gain of U.S.$ 14.9 million (U.S.$ 18.0 million loss in 2001 and U.S.$ 8.8 million gain in 2000). The exchange rates at December 31, 2002, 2001 and 2000 were, respectively: U.S.$ 1: R$ 3,5333, R$ 2,3204 and
     R$ 1,9554.

     Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b)  Basis of consolidation

     The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel - Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda, Terra Plana Agropecuaria Ltda and Alcoprado Empreendimentos Ltda.

(c)  Cash and cash equivalents

     Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at the lower of cost plus accrued interest or market value.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

(d)  Concentration of risk

     Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, debt securities and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions and in very short-term securities, and the Company's debt securities are principally comprised of U.S. dollar denominated notes which are issued and guaranteed as to principal and interest by the Brazilian government. An allowance for doubtful accounts is established to the extent the Company's trade receivables are estimated not to be fully collectible.

     The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e)  Inventories

     Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method.

(f)  Investments in affiliated companies

     The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) for which it owns 45% of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and, up to January 1, 2002, amortization of goodwill.

(g)  Debt securities available-for-sale

     In accordance with SFAS 115 - "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments in securities are classified in accordance with their nature and management's intentions. Available-for-sale debt securities are carried at cost plus accrued interest, adjusted to market value. Any unrealized gains or losses, net of taxes, are excluded from income and recognized as a separate component of stockholders' equity until realized.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

(h)  Property, plant and equipment

     Timber resources are stated at cost, less accumulated depletion. Forest development and maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are deferred and included in the cost of those harvests.

     Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings net of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars), at the contractual interest rates.

     Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

(i)  Environmental costs

     Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(j)  Recoverability of long-lived assets

     In accordance with SFAS 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets", management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. The Company did not record a provision for impairment in 2000, 2001 and 2002.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

(k)  Employee retirement and postemployment benefits

     The cost of the retirement benefits plans is accrued currently. Employee postretirement and postemployment benefits as defined by SFAS 106 - "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS 112 - "Employers' Accounting for Postemployment Benefits", respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. No significant amounts were accrued at December 31, 2001 and 2002, since future severance costs are not reasonably estimable.

(l)  Compensated absences

     The liability for employees' future vacation compensation is accrued as vacation vests during the year.

(m)  Revenues and expenses

     Revenues arise from annual and long-term contracts and from spot sales are recognized on an accrual basis when persuasive evidence of arrangements exists, title has transferred to the customer, the selling price is fixed or determinable and collectibility is reasonably assured. Expenses and costs are accrued as incurred.

(n) Accounting for derivatives and hedging activities

     The Company has adopted Statement of Financial Accounting Standards No. 133
     - Accounting for Derivative Financial Instruments and Hedging Activities ("SFAS 133"), as amended, as from January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined that these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value.

     Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to the income statement in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gains and losses on all derivatives not designated as hedges are recognized in earnings.

     The adoption of SFAS 133 did not have an effect upon the financial position and results of operations of the Company as it had previously recognized and continues to recognize all derivative financial instruments as non-hedge transactions, with the derivative instrument recorded at fair value in the balance sheet and changes in the fair value of the instrument recorded in the income statement.

(o)  Income taxes

     The Company has adopted SFAS 109 - "Accounting for Income Taxes" for all years presented. Accordingly, the Company recognizes (i) the benefits of tax loss carryforwards available to be offset against future taxable income and (ii) deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred tax assets when management considers that realization is not reasonably assured.

(p)  Basic and diluted earnings per share

     Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A preferred and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 2000, 2001 and 2002.

(q)  Comprehensive income

     The Company has disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 - "Reporting Comprehensive Income".

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

2    Recently issued accounting pronouncements

     The Financial Accounting Standards Board ("FASB"), during 2001, issued the following Statements of Financial Accounting Standards ("SFAS"): July - SFAS No. 141, Business Combinations ("SFAS 141") and SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"); August - SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143"); October - SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"). During 2002, the FASB also issued the following SFAS: January - SFAS No. 145, Extinguishment of Debt ("SFAS 145"); July - SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS 146").

     SFAS 141 requires the purchase method of accounting for all business combinations and applies to all business combinations initiated after September 30, 2001 and to all business combinations accounted for by the purchase method that are completed after September 30, 2001. Adoption of SFAS 141 did not have a material impact on the financial position and results of operations of the Company.

     SFAS 142 requires that goodwill as well as other intangible assets with indefinite lives not be amortized but be tested annually for impairment and is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company reviewed its goodwill in purchase of investments in the amount of US$ 23,408 by applying the recognition and measurement provisions described in the SFAS No 121 - Accounting for the Impairment of Long Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). The Company did not identify any impairment loss on the afore-mentioned goodwill as of December 31, 2002.

     SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after September 15, 2002. Management estimates that adoption of SFAS 143 will not have a material impact on financial position and results of operations of the Company.

     SFAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. It supersedes, with certain exceptions, SFAS 121, Accounting for the Impairment of Long - Lived Assets and for Long - Lived Assets to be Disposed Of, and is effective for fiscal years beginning after December 15,

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     2001. The adoption of SFAS 144 did not have a material effect on the Company's financial position and results of operations.

     SFAS 145 addresses financial accounting and reporting for extinguishment of debt. It supersedes SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt; SFAS No. 44, Accounting for Intangible Assets of Motor Carries and SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also amends certain paragraphs of SFAS 13, Accounting for Leases. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management estimates that the adoption of SFAS 145 will not have a material impact on financial position and results of operations of the Company.

     SFAS 146 establishes the financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a reestructuring)". SFAS 146 is effective for fiscal years initiated after December 31, 2002. management estimates that the adoption of SFAS 146 will not have a material impact on financial position and results of operations of the Company. The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2002 the Company's investment in Veracel included goodwill of U.S.$ 15,583. For the year ended December 31, 2002, the Company recognized an equity gain of U.S.$ 6,076 (2001 - gain of U.S.$ 1,195 and 2000 - loss of U.S.$ 1,313).

5    Taxes

5.1  Income taxes

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution are presented as follows:

                                                     Year ended December 31 - %
                             --------------------------------------------------

                                 2000               2001               2002
                             -------------     ------------       -------------

Federal income tax rate              25.0              25.0              25.0
Social contribution (*)       9.0 to 12.0               9.0               9.0
                            -------------     -------------     -------------
Composite tax rate           34.0 to 37.0              34.0              34.0
                            =============     =============     =============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     (*) Pursuant to a Provisional Measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and was reduced to 9% for the period February 1, 2000 to December 31, 2002. Law 10,637, of December 30, 2002, confirmed the social contribution as 9% from January 1, 2003 on.

     The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

                                                        Year ended December 31,
                                                       ------------------------

                                                         2000     2001     2002
                                                      --------  ------- --------

Income before income taxes and minority
     Interest                                         283,765   50,794   96,276
                                                      ========  ======= ========

Federal income tax and social
     contribution at statutory rates                   93,646   17,270   32,734
Adjustments to derive effective tax rate:
     Effects of differences in remeasurement
        from reais to U.S. dollars, using
        historical exchange rates and indexing
        for tax purposes:
           Translation effect for the period           (4,688)  (4,131) (89,660)
           Depreciation on difference in asset basis   22,406   21,083   40,746
     Valuation allowance (reversal)
        Operations in Brazil                           (5,394)
        Operations outside Brazil                     (29,737)  (2,474)
     Other permanent items                              5,832      982      607
                                                      --------  ------- --------

Income tax expense (benefit) in the consolidated
     statements of income                              82,065   32,730  (15,573)
                                                      ========  ======= ========

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------


     The major components of the deferred tax accounts in the balance sheet are as follows:

                                                         December 31,
                                              -----------------------

                                                 2001          2002
                                              --------   -----------

Assets
     Tax loss carryforwards
        Operations in Brazil                   11,491         1,354
        Operations outside Brazil
     Expenses not currently deductible         21,646        34,633
      Other capitalized investments           (24,526)      (35,626)
     Others                                     3,439         8,653
                                              --------   -----------

                                               12,050         9,014

     Current assets                             3,439         8,653
                                              --------   -----------

     Long-term assets                           8,611           361
                                              ========   ===========


     Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carryforwards period are reduced. Tax loss carryforwards do not expire and are available to offset against future taxable income limited to 30% of taxable income in any individual year.

5.2  Other taxes

     In addition, at December 31, 2002, the Company had recoverable taxes in the total amount of U.S.$ 71,155 relating mainly to the withholding income tax on financial income (U.S.$ 45,149), which can be offset with future income tax payable.

     Since the promulgation of the Federal Law no. 87, on September 13, 1996, the Company has been accumulating ICMS (state sales tax) credits resulting from ICMS paid on purchases, credited to its books and not compensated against ICMS on sales because export sales are exempted from ICMS. The Company has the legal right, not contested by the state

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     authorities, to claim those credits against the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee a short-term solution to the utilization of the credits.

     Based on these facts, the Company decided in October 2002 to increase its original valuation allowance from 25% to 100% of the existing credits, as well as to make similar provisions related to any future credit to be accumulated. At December 31, 2002, the Company had ICMS credits in the amount of U.S.$ 55,327 and a valuation allowance in the same amount.

     During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded in 2002 a provision of U.S.$ 37.7 million (2001 - U.S.$ 13.6 million) relating to income taxes on its foreign subsidiaries taxable income for the year, which was fully offset with tax loss carryforwards .


6    Cash and cash equivalents

                                                     December 31,
                                     -----------------------------

                                             2001            2002
                                     -------------    ------------

Brazilian reais                             1,328           4,176
United States dollars                      17,813          20,658
Other European currencies                     984             640
                                     -------------    ------------

                                           20,125          25,474
                                     =============    ============

     Cash equivalents denominated in Brazilian Reais represent principally investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars at December 31, 2002 consists primarily of time deposits with prime financial institutions and at December 31, 2001 of money market fund quotas, comprised of securities rated as investment grade.


7    Debt securities available-for-sale

     At December 31, 2002, comprised of certificates of deposit with prime institutions in Brazil, with maturities from October 2003 to December 2005. The fair value of the Company's debt securities available for sale amounted to U.S.$ 248,455 (2001 - U.S.$ 405,493), with no

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     unrealized gain, net of tax (2001 - U.S.$ 10,920), recorded as a component of other cumulative comprehensive income. During 2002, the Company sold securities amounting approximately U.S.$ 297 million and realized gains, net of tax, of U.S.$ 10,920, included in income for the period.


8    Accounts receivable, net

                                                              December 31,
                                              -----------------------------

                                                      2001            2002
                                              -------------    ------------
Customers - pulp sales
     Domestic                                        3,421           4,305
     Export                                         84,042         124,689
Advances to suppliers                                2,522           1,036
Other                                                3,060           4,130
                                              -------------    ------------

                                                    93,045         134,160
Allowance for doubtful accounts                       (317 )        (1,071 )
                                              -------------    ------------

Total, net                                          92,728         133,089
                                              =============    ============


     At December 31, 2002, two customers accounted for 35% of total customer receivables (At December 31, 2001 one customer accounted for 23%) and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:

                                                              December 31,
                                                ---------------------------

                                                       2001           2002
                                                ------------   ------------

United States dollars                                82,276        122,127
European currency units - EURO                        1,766          2,562
                                                ------------   ------------

                                                     84,042        124,689
                                                ============   ============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in
     Note 18.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

9    Inventories, net
                                                                 December 31,
                                                       -----------------------

                                                           2001          2002
                                                       ---------   -----------

Finished products                                        27,780        36,689
Work in process                                             919         1,078
Timber                                                    5,837         2,853
Raw materials                                             8,552        11,445
Spare parts and maintenance supplies, less allowance
       for loss of U.S.$ 3,512 (2001 - U.S.$ 2,615)      26,597        29,488
                                                       ---------   -----------

                                                         69,685        81,553
                                                       =========   ===========

Spare parts include parts which, when utilized, are expected to extend the useful lives of plant and equipment and will be capitalized.

10   Property, plant and equipment

                                    December 31, 2001                 December 31, 2002
                        ---------------------------------------------------------------------
                                       Accumu-                           Accumu-
                                         lated                             lated
                                        depre-                            depre-
                             Cost      ciation        Net       Cost     ciation         Net
                        ----------  ----------- ---------- ----------  ----------  ----------
 Land                     206,211                 206,211    232,550                 232,550
 Timber resources         523,122      352,690    170,432    228,490      28,293     200,197
 Buildings,
   improvements,
   and installations      472,799      282,835    189,964    504,992     290,300     214,692
 Equipment              1,812,318      868,242    944,076  2,199,046     974,957   1,224,089
 Information
   technology
   equipment               47,753       30,872     16,881     49,072      35,140      13,932
 Other                    143,510      109,957     33,553    147,645     118,346      29,299
                        ----------  ----------- ---------- ----------  ----------  ----------
                        3,205,713    1,644,596  1,561,117  3,361,795   1,447,036   1,914,759
 Construction in
   progress               352,074                 352,074     85,312                  85,312
                        ----------  ----------- ---------- ----------  ----------  ----------

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------


 Total                  3,557,787    1,644,596  1,913,191  3,447,107   1,447,036   2,000,071
                        ==========  =========== ========== ==========  ==========  ==========


     Fiberline C - Expansion Project

     The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espirito Santo State to 2 million tons per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000, and start up occurred in May 2002. The Company expects to reach full production capacity in 2003. The total budgeted investment in the Expansion project is approximately US$ 825 million, of which US$ 575 million will be invested in the production line and the balance in land, forest and other investments. As of December 31, 2002 the Company had invested approximately US$ 656 million.

     During 2002, the Company capitalized approximately US$ 7.5 million (2001 - U.S.$ 12.9 million) of interest cost on funds primarily used to construct the new pulp line -"Fiberline C".

     Acquisition of Florestas Rio Doce S.A.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and is subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests (R$ 193.3 million - U.S. $ 49.6 million), net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 40.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

     The net purchase price will be paid in 12 quarterly installments and the Company recorded is share in the agreement (50%) as a liability (land and forests) and as an asset (supply agreement). Aracruz and Bahia Sul each will separately control its share of the assets. The Company paid the first installment in December 2002.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

11   Investment in affiliated company

     Veracel Celulose S.A.

     On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for U.S.$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ and Odebrecht S.A. own the remaining 45% and 10%, respectively. During 2003, the Company and Stora Enso will jointly decide, based upon prevailing market conditions, whether to proceed with a planned construction of Veracel's own green field plant.

     Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion currently in progress. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at U.S.$ 40.50 per cubic meter.


12   Short-term borrowings

     The Company's short-term borrowings are principally from commercial banks for export financing and are substantially denominated in U.S. dollars. Average annual interest rates at December 31, 2001 and 2002 were, respectively, 4.7% and 4.1%.

     At December 31, 2002, U.S.$ 7,925 of short-term borrowings fall due within 90 days, U.S.$ 849 from 91 to 180 days and U.S.$ 2,037 from 181 to 360 days.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------



13    Long-term debt

                                                                   December 31,
                                                       -------------------------

                                                             2001          2002
                                                       ----------    ----------

      Denominated in Brazilian currency - term
        loans with varying interest rates;
        principally the "Long-term Interest
        Rate" (TJLP) plus 7.8% to 11.0%
        (2001 - 7.8% to 11.0%), due 2003 to 2009          196,952     191,177
                                                      -----------    --------

Denominated in foreign currencies
     Term loans - 2.9% to 11.97 % (2001 - 3.5% to
        11.65%), due 2003 to 2009                         309,747     134,940
     Securitization of receivables - 5.98%  due 2009
          (2001 - 7.98%)                                   13,222     250,000
     Import financing - 2.27% to 7.08% (2001 - 2.2%
        to 7.8%), due 2003 to 2007                         28,257      22,288
     Pre-export financing - 2.93% to 3.24%(2001 -
        3.52% to 6.71%) to 2004                           180,000     180,000
                                                         --------    --------

                                                          531,226     587,228
                                                         --------    --------

Total                                                     728,178     778,405
Less current maturities                                   190,995     167,314
                                                         --------    --------

                                                          537,183     611,091
                                                         ========    ========

     In February and September 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.93% to 3.24%. These loans will be repaid until April 2004.

     During September 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates ranging from 2.90% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-payed the amount of U.S.$ 37.5 million

     In December 2002, the Company has a line of credit from BNDES in the amount of R$ 987 million (equivalent to US$ 262 million), denominated in Brazilian Reais and foreign currencies, to be repaid from 2003 through 2009, which has been fully drawn at December

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     31, 2002, with annual interest rates ranging from 2.9% to 11.0%. These funds were primarily used to finance the construction of the new Fiberline C plant and forestry operations.

     Also, during September 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates ranging from 2.90% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-payed the amount of U.S.$ 37.5 million.

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.


     The long-term portion of the Company's debt at December 31, 2002 becomes due in the following years:

       2004                                                      223,231
       2005                                                       92,632
       2006                                                       91,692
       2007                                                       89,851
       2008 and thereafter                                       113,685
                                                           -------------

       Total                                                     611,091
                                                           =============

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

14   Stockholders' equity

     At December 31, 2002, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows:
     Arapar S.A. (a Company associated with the Chairman of the Board of the Company), S.O.D.E.P.A. - Sociedade de Empreendimentos, Publicidade e Participacao S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Economico e Social - BNDES with 12.5%. At December 31, 2002, SODEPA and the Banco Nacional de Desenvolvimento Economico e Social - BNDES also owned preferred stocks which in total amounted to 14.8% and 7.6%, respectively, of the total preferred stocks.

     Treasury stock

     At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keeping 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of subscribed capital.

     Basic and diluted earnings per share

     Basic and diluted earnings per share ("EPS") as of December 31, 2002 and 2001, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

     Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.

     Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders (the "Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.


     The following presents the earnings per share calculations:

                                                       2000      2001      2002
                                                    --------  --------  --------

Net income for the year                             201,711    18,107   111,913

Less priority Class A preferred stock dividends      (2,219)   (1,889)   (1,233)

Less Class B preferred stock and common stock
  dividends up to a limit equivalent to the
  Class A preferred stock dividends on a per-
  share basis while maintaining the Dividend Ratio  (52,429)  (16,218)  (29,007)

Remaining net income to be equally allocated to
  Class A and Class B preferred stock and
  common stock while maintaining the
  Dividend Ratio                                    147,063              81,673
                                                   ========  ========  ========

Weighted average number of shares
     outstanding (thousands)
        Class A preferred                            40,903    40,651    40,395
        Class B preferred                           552,889   536,512   536,768
        Common                                      454,908   454,908   454,908

Basic and diluted earnings per share
       Class A preferred                               0.20      0.05      0.11
       Class B preferred                               0.20      0.02      0.11
       Common                                          0.18      0.01      0.10

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2002, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of U.S.$ 62 million.

     Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company's statutory financial statements) are transferred to unrealized income reserve and are transferred back to unappropriated retained earnings as financial resources become available for dividend distribution.

     The investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

     The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2002, such capital stock was R$ 1,855 million and the balance in the legal reserve was R$ 126 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

     At the Company's Annual General Meeting held on April 30, 2002, the stockholders approved the payment of dividends of R$ 180,000 thousand, equivalent to US$ 75,985 at that date, representing dividends of R$ 181.69
     - US$ 76.70 per thousand shares of Class A and B preferred stock and R$
     165.17 - US$ 69.72 per thousand shares of common stock. The dividends were paid in May 2002.

15   Pension plan

     The Company sponsors a contributory defined contribution pension plan, ARUS
     - Fundacao Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of ARUS is to supplement the social security pension benefits of the employees of the Company and affiliated company and other companies. ("Sponsors").

     The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which owns and administers (or places with a trustee) its investments and other assets, which

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     comprised, principally, of bank certificates of deposit, investments funds, marketable equity securities and real estate.

     Contributions made by the Company to the plan amounted to U.S.$ 1,183, U.S.$ 1,031 and US$ 989 in 2000, 2001 and 2002, respectively, and represented the annual pension expense of the Company for the plan.

     During 2001, the company provided for U.S.$ 2.5 million of income taxes on financial income of the pension entity Fundacao Aracruz de Seguridade Social - ARUS. The taxation of this investment income was being disputed by ARUS and other Brazilian pension entities and has finally been legislated by the Provisional Measure No.2222/01 which establishes that withholding income tax will be applied to their investment portfolio on a retroactive basis. The Company reached an agreement with the Federal authorities based on the Provisional Measure and paid the income tax in January 2002.

16  Employee benefits

     In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

17  Commitments and contingencies

(a) Contingencies

(i) Labor proceedings

     The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the Company paid U.S.$ 6.7 million to the employees in January 2002. The excess provision of U.S.$ 3.3 million was reversed to income.

     In addition, at December 31, 2002, the Company had a total provision recorded for other cases of U.S.$ 4.3 million based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of U.S.$ 2.7 million.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

(ii) Administrative proceedings

     The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to U.S.$ 5.8 million at December 31, 2001), to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

     If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of December 31, 2002, the Company had donated to the Indian Associations approximately R$ 4.9 million (U.S.$
     2.7 million) (U.S.$ 2.2 up to December 31, 2001) under the Terms of Settlement.

(iii)Fiscal proceedings

     In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At December 31, 2002, the Company is contesting this notification and has placed approximately U.S.$ 4,8 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, the Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(iv) Income tax and social contribution related to the "Plano Verao"

     In December 1994, the Company petitioned the Tribunal Regional Federal of the 2nd Region (the "Tribunal") to include in the determination of income tax and social contribution the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28%. The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using the 42.72% deduction and has made a provision for contingencies of US$ 15,074 to cover the effects of the use of this deduction until a final court ruling is obtained.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

(v)  PIS and COFINS contributions

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2002, the provision for contingencies included U.S.$ 40.3 million related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

(vi) Value-Added Tax

     During 2001 the Company received tax assessment from fiscal authorities of the States of Espirito Santo and Bahia, the total amount of U.S.$ 36.7 million relating to ICMS (value-added tax). In addition, the tax authorities disallowed certain tax credits of U.S.$ 9.6 million previously recognized by the Company. The Company will file appeals with the relevant courts and, based on the opinion of external legal counsel, it believes the probability of loss resulting from this dispute to be remote and, accordingly, no provision has been recorded at December 31, 2002.


(vii)Others

     The Company has, based on the advice of its legal counsel, recorded additional provisions in the amount of U.S.$ 6.0 million relating to several other legal disputes and has also made deposits in the amount of U.S.$ 7.9 million in escrow accounts.

(b) "Take-or-pay" contract

     In connection with the sale of its electrochemical plant to Nexen Chemicals Holdings International Limited - NEXEN (formerly CanadianOxy Chemicals Holding Ltd.) in 1999, the Company and NEXEN entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by NEXEN a volume of chemical products conservatively projected for 6 years from 2000 on. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company is meeting the minimum quantitative commitments under the contract.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

(c)  Compliance with regulations

     The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

18   Derivative instruments, hedging and risk management activities

     The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company's functional currency to be the U.S. dollar and approximately 22% of the Company's indebtedness was Real-denominated, consisting of loans bearing interest at variable rates.

     These activities expose the Company to credit, currency and interest rate risks. The responsibilities of the Treasury include the proposal of risk management startegy and its implementation, and the evaluation of the effectiveness of the Company's overall risk management strategy. The Treasury reports to the Chief Financial Officer.

     The Company may use derivative and non-derivative instruments to implement risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury.

(a)  Foreign currency risk management

     The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company has been using foreign currency forward and futures contracts to implement this strategy.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

(b)  Interest rate risk management

     The Company's strategy for interest rate management has been to maintain a balanced portfolio of fixed and floating interest rates in order to optimize cost and volatility. The Company's interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2002 the Company had no outstanding interest rate swap contracts.

(c)  Commodity price risk management

     The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.


19   Nonderivative financial instruments

     Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value have been determined as follows:

     Cash - the carrying amount of cash is a reasonable estimate of its fair value.

     Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

     Debt securities - the Company's debt securities are stated at their fair value, which was estimated by obtaining quotes from major financial institutions and brokers.

     Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2002 and 2001. The Company's financial structure does not require any substitution of such financing or the contracting of similar fundings.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

     The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

20  Geographical information

     The Company's exports from Brazil, classified by geographic destination, are as follows:

                                                         Year ended December 31,
                                  ----------------------------------------------

                                            2000        2001            2002
                                  --------------    --------     -----------
                                  (Reclassified)
     North America                       284,135     119,593         278,988
     Europe                              387,497     229,913         290,877
     Asia                                122,169     232,371         119,966
     Other                                 6,833       1,488          10,791
                                  --------------    --------     -----------

     Total                               800,634     583,365         700,622
                                  ==============    ========     ===========


     Sales to two unaffiliated customer represented 35 % of net sales in 2002. One unaffiliated customer represented 21% and 25% in 2001 and 2000, respectively. No other individual customers represented more than 10% of net sales.

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

21   Related parties

     Transactions with related parties resulted in the following balance sheet and income statement balances:

                                                                    December 31,
                                      ------------------------------------------

                                                      2001                  2002
                                      ---------------------  -------------------

                                      Assets   Liabilities   Assets  Liabilities
                                      -------  ------------  ------- -----------
Balance sheet
  Current assets
     Cash and cash equivalents             1                    132
     Accounts receivable               3,520                  2,781
  Current liabilities - suppliers                      714
  Long-term debt (including
        current portion and accrued
      finance charges)                             281,944               264,093
                                      -------  ------------  -------  ----------

                                       3,521       282,658    2,913      264,093
                                      =======  ============  =======  ==========


                                                         Year ended December 31,
                                       -----------------------------------------
                                        2000             2001              2002
                           -----------------  ---------------  -----------------

                           Income   Expense   Income  Expense  Income   Expense
                           ------- ---------  ------- -------- ------- ---------
Income statement
  Operating revenues       44,555             23,336           31,016
  Financial expenses                 14,152            10,292           129,424
                           ------   -------  -------   ------  ------   -------

                           44,555    14,152   23,336   10,292  31,016   129,424
                          =======    ======  =======   ======  ======   =======

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------

22   Supplementary information -
     Valuation and qualifying accounts

                                            Additions   Deductions
                               Balance at  charged to  credited to
                                beginning   costs and    costs and    Balance at
Description                       of year    expenses     expenses   end of year
---------------------------  ------------  ----------  -----------   -----------

2002
Allowances deducted from
  related balance sheet
  accounts:
  Accounts receivable                 317        863          19        1,161
  Inventories                       2,615                    461        2,154
  Investments (other assets -
    other)                            801                                 801

2001
Allowances deducted from
  related balance sheet
  accounts:
  Accounts receivable                 446                    129          317
  Inventories                       4,841                  2,226        2,615
  Investments (other assets -
    other)                            801                                 801
  Deferred income tax               2,474                  2,474

2000
Allowances deducted from
  related balance sheet
  accounts:
  Accounts receivable                 490                     44          446
  Inventories                       3,522      1,319                    4,841
  Investments (other assets -
    other)                            801                                 801
  Property, plant and
    equipment, net                 20,164                 20,164
  Deferred income tax              38,761                 36,287        2,474


                                      * * *

     Aracruz Celulose S.A.

     Notes to Consolidated Financial Statements
     Expressed in thousands of United
     States dollars (unless otherwise stated)
     ---------------------------------------------------------------------------